BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

March 1, 2022

BNY Mellon Strategic Funds, Inc.

240 Greenwich Street
New York, New York 10286

Re: Fee Waiver – BNY Mellon Select Managers Small Cap Value Fund

To Whom It May Concern:

Effective March 31, 2022, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Select Managers Small Cap Value Fund (the "Fund"), a series of BNY Mellon Strategic Funds, Inc. (the "Company"), as follows:

Until March 31, 2023, BNY Mellon Investment Adviser, Inc. will waive receipt of its fees and/or assume the direct expenses of the Fund so that the direct expenses of none of the Fund's classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 1.05%. On or after March 31, 2023, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation at any time.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Directors of the Company and BNYM Investment Adviser to increase the amount of the waiver and may only be terminated prior to March 31, 2023, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto
                                                           James Bitetto

          Secretary

Accepted and Agreed To:

BNY MELLON STRATEGIC FUNDS, INC.

On Behalf of BNY Mellon Select Managers Small Value Growth Fund

By: /s/ James Windels

James Windels

Treasurer